ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669

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March 29, 2012	Brett Cooper (415) 773-5918 bcooper@orrick.com

VIA EDGAR

Charles Lee

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Central Garden & Pet Company

Registration Statement on Form S-4

Filed March 9, 2012

File No. 333-180032

Dear Mr. Lee:

This letter sets forth the responses of Central Garden & Pet Company (the “Company” or “Central”) to the comments set forth in the letter dated March 26, 2012 in connection with the Company’s registration statement on Form S-4 filed with the Securities and Exchange Commission on March 9, 2012. For ease of reference, we have set forth each comment in the letter followed by the Company’s response.

The exchange offer, page 19

Terms of the exchange offer, page 20

1.	Comment: Please revise the last sentence of the first paragraph to state that you will deliver the exchange notes promptly, rather than “on the earliest practicable date,” after the expiration date, rather than after the exchange date. See Exchange Act Rule 14e-1(c).

Response: The Company has revised the disclosure as requested.

Expiration of the exchange offer; extensions; amendments, page 21

2.	Comment: Please revise the statement in the second paragraph, second sentence regarding the timing of a public announcement of an extension to comply with Exchange Act Rule 14e-1(d).

Response: The Company has revised the disclosure to indicate that an extension must be publicly announced by 9:00 a.m., Eastern Time.

Charles Lee

March 29, 2012

3.	Comment: All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the exchange offer, must be satisfied or waived at or before the expiration date, not merely before acceptance of the outstanding notes. Please revise the first paragraph accordingly.

Response: The Company has revised the disclosure as requested.

4.	Comment: We note your reservation of the right to amend the terms of the exchange offer. Please revise to indicate that, in the event of a material change in the exchange offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change.

Response: The Company has revised the disclosure as requested.

Procedures for tendering, page 22

5.	Comment: Please revise the second paragraph on page 24 to state that the exchange agent will return any outstanding notes not accepted for exchange “promptly,” rather than “as soon as practicable, after the expiration date.” See Exchange Act Rule 14e-1(c).

Response: The Company has revised the disclosure as requested.

Item 22. Undertakings, page II-3

6.	Comment: Please include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response: The Company has added the additional undertakings.

Exhibit 5.1

7.	Comment: Please file Schedule I to the opinion.

Response: The Company has refiled Exhibit 5.1 with Schedule I to the opinion.

Charles Lee

March 29, 2012

Exhibit 5.2

8.	Comment: Please revise to have counsel opine on the subject registrant’s power to create the guarantee obligation. This comment also applies to the opinions filed as exhibits 5.3, 5.5, 5.6, 5.7 and 5.8. See Section II.B.1.e of Staff Legal Bulletin No. 19.

Response: The Company has refiled the local counsel opinions which have been updated to cover the power to create the guarantee obligation.

Exhibit 5.7

9.	Comment: Please remove the qualification on page 6 of the letter.

Response: The Company has refiled Exhibit 5.7 without the qualification.

If you have any questions about this filing, please contact me at the number indicated above.

Very truly yours,

/s/ Brett Cooper

Brett Cooper

cc:	Lori A. Varlas

John F. Seegal

Charles Lee

March 29, 2012

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ Lori A. Varlas

Lori A. Varlas

Senior Vice President, Chief Financial Officer and Secretary